Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: January 17, 2014

IMPORTANT INFORMATION:

This material is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This material is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

AMEC has not commenced and may not make an offer to purchase Foster Wheeler shares as described in this material. In the event that AMEC makes an offer (as the same may be varied or extended in accordance with applicable law), AMEC will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of AMEC and Foster Wheeler, and a Tender Offer statement on Schedule TO (the “Schedule TO”). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer (the “Offer Document”) and a letter of transmittal and form of acceptance (the “Acceptance Forms”) to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. Any offer in the United States will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

IF AN OFFER IS MADE, SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com.

This material does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Participants in the Solicitation

If the offer involves a solicitation of a proxy, AMEC, Foster Wheeler and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed offer. Information about AMEC’s directors and executive officers will be made available in the registration statement on Form F-4 if and when filed. Information about Foster Wheeler’s directors and executive officers is available in its Form 10-K for the year ended December 31, 2012 dated March 1, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction, if an offer is made, when they become available. If an offer is made, investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.

Forward-looking statements

This material contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

The following was posted on AMEC’s intranet (AMECnet) on January 17, 2014:

I assume many of you have now read about our possible offer for Foster Wheeler. And some of you may be interested in ‘what comes next’.

But first, let me ponder a bit on what AMEC is all about today and our approach to acquisitions. Since I came to AMEC we have been continuously investing into the business and our people; you may not know but since I joined we have invested more than £700m in acquisitions.

Speaking of acquisitions, they are absolutely crucial for us as they enable us to grow faster and serve our clients better and in more locations. But, as I have said many times, the deal must be right and you may remember the situation with Kentz in the summer. We have to be prepared to walk away if it is not the right fit for the right price. And we continually keep looking — we have been looking at Foster Wheeler for quite a while so I am pleased we are now working towards a firm offer.

I believe AMEC and Foster Wheeler have a lot in common: for example, highly skilled workforce, focus on customers, ethical principles and provision of high value services. What’s interesting is that we do not operate in all the same sectors and are not positioned in all the same countries either, so I really believe we complement each other. In addition, this acquisition could bring together our upstream exploration and expertise with Foster Wheeler’s midstream and downstream business of refining and processing oil and gas. You probably know the mid and downstream gas business is currently a very decent market now so many companies are looking at the best way to make the most of it. If the deal goes ahead, I am confident we could be a powerful new force in the market, more diversified and truly international.

Following our announcement on Monday, we have had some extensive media coverage worldwide — articles about our possible offer appeared in media outlets in the UK, US, Canada, Australia and the Middle East. We have been engaging in discussions with investors who naturally had a lot of questions regarding the matter.

And what are the next steps? We now have four to six weeks to finalise certain aspects of the deal, such as due diligence on us and Foster Wheeler and our financing. Only then we can present a firm bid offer which has to be approved by Foster Wheeler’s board as well as shareholders, and then we also need to complete various standard regulatory and anti-trust processes. We expect the deal to be completed in the summer if all goes well.

I would like to thank you for your disciplined approach and complying with the rules. We have asked you not to discuss this deal on Yammer as we have to report all that is said to the Securities and Exchange Commission (SEC) in the US and I have not seen a single comment. In fact, even this message needs to be put on the SEC website for all to see. We will continue to update you when we have any more information we can make public.

As I said in my announcement on this possible offer, this is an exciting time for all of us and we will continue to work hard to get the right deal for AMEC.

Samir Brikho